

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

January 16, 2008

Mr. Keith Koch
President
Eagle Bend Holding Company
5445 DTC Parkway, Suite 940
Greenwood Village, Colorado 80111

> **Re:     Eagle Bend Holding Company**
> **Form SB-2**
> **Filed December 19, 2007**
> **File No. 333-148180**

Dear Mr. Koch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  We encourage you to disclose your website address (or your subsidiary's website address), if you have one. Please refer to Item 101(c)(3) of Regulation S-B.

The Offering, page 6

2.  Please revise to include disclosure correlative to footnote 2 of "Common stock offered by the selling stockholders."

Risk Factors, page 6

3.  Please revise the introductory paragraph to confirm that what follows is a discussion of all known material risks. We note the statement in sentence two that the "risks described below may not be the only risks relevant to your determination."

We have never been profitable. We have a history of losses. We cannot guarantee that we will ever be profitable., page 6

4.  As drafted, this risk factor heading is more a statement of fact than of risk. Please revise to specify the risk to an investor would likely face based on the facts you have outlined. Other risk factor headings needing revision include:
    *   There are factors beyond our control that may adversely affect us., page 6
    *   We have no experience as a public company., page 7
    *   Our stock has no public trading market and there is no guarantee a trading market will ever develop for our securities., page 7
    *   The over-the-counter market for stock such as ours is subject to extreme price and volume fluctuations., page 8

There are factors beyond our control which may adversely affect us., page 6

5.  This risk factor is sufficiently generic to apply to virtually any company. Please revise to tailor the risk factor to identify risks specific to you. If you are unable to identify a risk specific to Eagle Bend Holding Company, please revise to delete this, and any other, generic risk factor disclosure.

Our stock has no public trading market and there is no guarantee a trading market will ever develop for our securities., page 7

6.  Revise the reference to the number of total outstanding shares (20,780,000) so that it is consistent with the number disclosed elsewhere in the prospectus (10,210,000).

The over-the-counter market for stock such as ours is subject to extreme price and volume fluctuations., page 8

7.  Please revise the subheading and risk factor discussion to clarify that you are not currently trading in the over-the-counter market.

Special Note Regarding Forward-Looking Statements, page 9

8. Please revise to remove the reference to the safe harbor protections under the Private Securities Litigation Reform Act.  See the exclusion for penny stock issuers and initial public offerings in Section 27A of the Securities Act and 21E of the Securities Exchange Act of 1934.

Market Information, page 10

9. Please revise to clarify that you intend to seek market makers to quote your securities on the OTC Bulletin Board, as opposed to applying for such quotation yourself.

Management's Discussion and Analysis, page 11

10. It appears that the estimates and assumptions used to account for revenue recognition may be material to your company.  Revise to include a description of this critical accounting estimate and provide sensitivity analysis and other quantitative information that would be useful to an investor.  You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimates used, how accurate the estimates and assumptions have been in the past, how much the estimates and assumptions have changed in the past, and whether they are reasonably likely to change in the future.  For additional guidance, refer to Item 303 of Regulation S-B as well as section V of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operations," which is located on our website at:  http://www.sec.gov/rules/interp/33-8350.htm.

11. Please revise your MD&A to specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your transition from a private company to a public company.  As part of your discussion, disclose your expected reporting and other costs related to your being a public company, and how you expect to satisfy the new costs in addition to the costs of your operations.  Further, discuss the reasons for going public at this time in the company's development.  For example, explain why management determined the increased costs of being a public company were outweighed by the advantages of being a public company.  Discuss what management believes those advantages to be or whether the company's private investors had any influence on the decision to go public.

Results of Operations, page 13

12. Please revise to expand your discussion of operations to address the reasons for the variances and to identify the material changes in the underlying drivers. For example, revise to more fully explain your net loss increase for the nine months ended September 30, 2007, as compared to the fiscal year ended December 31, 2006. Likewise, please revise to explain why operating expenses apparently continue to increase for the periods you are comparing. When discussing revenues, please briefly describe how the company generates revenues through its subsidiary, and identify your lines of business, locations of operations and principal products and services, to place the discussion in context. In this regard, we note the 97% increase from 2005 to 2006. Please revise to clearly describe the underlying business reasons, as seen through the eyes of management, for the material changes in revenue for the periods presented. Refer to Item 303(b) of Regulation S-B and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

13. We refer to the $16,000 rebate income recorded in fiscal 2005. Please revise to describe the nature of this rebate and if you expect to receive similar income in future periods.

14. Please revise paragraph six to indicate whether there is an upper limit to the amount of additional capital Mr. Koch and Mr. Hinkle would extend to the company through December 31, 2008. We note your statement at the end of the following paragraph that you "cannot assure that additional financing will be available when needed on favorable terms, or at all" which suggests that the amount of funds they will extend may be limited to a specific amount. Also revise to discuss the extent to which you have relied upon loans from insiders to fund your operations in the past.

15. We refer to the last paragraph in this section in which you indicate that you expect to incur operating losses in future periods. However, on page 14 you describe a plan of operations that will either break-even or generate a profit. Please revise to correct this apparent inconsistency.

Liquidity and Capital Resources, page 14

16. We note your belief that you do not anticipate the need to raise capital resources in the next twelve months. Please provide a more detailed discussion of your ability to meet your long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350. Clarify whether management

believes the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond the next twelve months.

## Plan of Operation, page 14

17. Please revise the initial paragraph to provide more detailed disclosure as to how you plan to generate more revenue to become profitable in your operations, in addition to the statement itself.

## Proposed Milestones to Implement Business Operations, page 15

18. We are uncertain where you have identified the milestones you refer to in the heading, or how this section of your registration statement qualitatively adds to disclosure previously found in the document. Please revise or advise.

## Description of Business, page 16
## Operations, page 16

19. Please revise to specify the nature of the "35,000 contacts" to which you have access in the United States.

## Institutional Relations, page 16

20. Please revise to clarify how you "generate interest" in a security that can "contribute significantly to the success of a security." How do you "work to generate awareness of its client's company to fund managers?" Please also revise to provide more detailed clarifying disclosure regarding the specific nature of "Analyst Relations," "Financial Press Relations," "Broker Relations," Shareholder Development," and "Peer Group Analysis." Please specifically address in "Shareholder Development," for example, exactly how your database is used to "identify potential investors." Likewise, please specifically address the nature of your "fee basis," and how you derive fees in the various categories of institutional relations you have identified. We may have further comment after reviewing your response.

## Markets, page 17

21. Please clarify, if true, that you are not dependent on one or a few major customers.

## Clients and Competition, page 17

22. Please revise to briefly explain how competition with the companies you reference could "make it impossible for us to compete."

Certain Relationships and Related Transactions, page 20

23. Name the two corporations affiliated with Messrs. Hinkle and Koch and clarify the nature of the affiliations. In addition, summarize the material terms of the agreements pursuant to which you pay consulting fees to the two corporations, describe the nature of the consulting services they provide to you and clarify whether they will continue to provide the services to you in the future. File any written agreements with the corporations as exhibits to the registration statement as required by Item 601(b)(10) of Regulation S-B.

Note 1. Summary of Significant Accounting Policies, page 36

Revenue Recognition, page 36

24. We note from your description of operations beginning on page 16, that your "principle activities center around [y]our work with [y]our customers' databases to deliver professional communications services." Revise your revenue recognition policy to clearly describe the types of services you provide to your customers and your revenue recognition policies associated with these services. Please also describe any refund policies, as applicable.

25. We note that you recognize revenue from services provided on an accrual basis. Please tell us in more detail about the material provisions associated with a typical contract and explain how you recognize revenue during the term of the contract. Tell us how this method meets the criteria for revenue recognition as described in SAB Topic 13.

As appropriate, please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Adams, Accountant, at (202) 551-3363 or Terry French, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc:     David J. Wagner, Esq.
        Via Facsimile: (303) 409-7650